Filed by Solexa, Inc.
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Solexa, Inc.
Commission File No. 000-22570
The following was communicated to employees of Solexa Limited by email on January 24, 2007:

To	: All Solexa Employees
From	: John West
Date	: Jan 24, 2007
Re	: Confidential update on merger with Illumina
All,
I am writing to provide you with an update on the merger with Illumina. Many aspects of this are still in the process of being finalized, but I want you to have an initial view, with additional specifics to be provided in the days and weeks ahead. We will hold all-employee meetings in both Chesterford (3 pm Wednesday, UK time) and Hayward (4 pm Wednesday, Calif time) to discuss this in additional detail and answer questions you may have.
Motivation
Our reasons for combining remain the same today as when we first announced the plan back in November:
1. To rapidly ramp up field sales and customer support for the Solexa 1G Analyzer system. We expect that our field-based personnel will become part of the Illumina field organization immediately, and trainings are being planned for the Illumina team on our technology in the first weeks after the merger. Illumina sales people will begin to sell Solexa’s system, coordinated with us, beginning right after the merger closes.
2. To compete more effectively in our market by becoming the only company to offer genome-scale technology for sequencing, genotyping and gene expression, the three cornerstones of modern genetic analysis. While a detailed strategy to fully unify these offerings will take some time and thought to develop properly, we are already seeing cases where customers want to use Solexa re-sequencing systems to discover SNPs and implement them on custom Illumina genotyping BeadArrays.
3. To leverage our combination of technologies for the development of even more powerful systems in the future, systems which will be difficult for competitors to match. Several meetings of R&D leads from Illumina and Solexa have been held, and it is clear from these that there are a lot of areas for mutual benefit in the very near term.
Timing and mechanics
Both companies need shareholder approval to complete the merger. These votes come to their conclusions this Friday at shareholder meetings to be held in Hayward and San Diego. In practice, we expect that almost all of the votes will have been cast in advance by proxy. While I do not want to prejudge the shareholders’ decision, we are now very optimistic about a positive outcome. Assuming that outcome, the official completion of the legal aspect of combining the companies (“the close”) could happen later on Friday. If so, that would make Monday our first business day as a unified company. Based on the Illumina share price during the last few weeks, we now know that the share exchange ratio will be 0.344 Illumina shares per Solexa share. This represents a value of approximately $600 M for Solexa.
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